

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 17, 2006

Mr. Bushnell, CEO
Mr. Wilkniss, CFO
uWink, Inc.
12536 Beatrice Street
Los Angeles, CA 90066

> **Re:** **uWink, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 2, 2006**
> **File No. 0-29873**

Dear Messrs. Bushnell and Wilkniss:

We have reviewed your supplemental response letter dated May 9, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Revise to provide a discussion of the adjustments affecting additional paid in capital including an explanation for the reclassification of $176,808 in additional paid in capital to "Shares to be Issued".

2. Revise to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

3. We note your response to our prior comments 1 and 2. Information required by APB 20 regarding the effect of the restatements on the 2005 and 2004 quarterly data has not been provided in your periodic reports. Also, the conclusions regarding disclosure controls and procedures discussed in your response to our

prior comment 7 have not been provided in amended periodic reports. Please file amended Forms 10-KSB and 10-QSB for the affected periods.

4.   We reiterate our request for you to provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355.

Sincerely,

Babette Cooper
Staff Accountant

Cc: Mr. Peter Hogan, Richardson & Patel LLP